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                                                                                               EXHIBIT 12
                         INDIANA MICHIGAN POWER COMPANY
                  Computation of Consolidated Ratio of Earnings to Fixed Charges
                                 (in thousands except ratio data)
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                                                                     Year Ended December 31,
                                                       1994       1995       1996       1997       1998
Fixed Charges:
  Interest on First Mortgage Bonds. . . . . . . .    $ 43,564   $ 43,410   $ 41,209   $ 39,678   $ 35,910
  Interest on Other Long-term Debt. . . . . . . .      24,725     23,564     20,100     21,064     27,457
  Interest on Short-term Debt . . . . . . . . . .       1,883      2,003      2,982      3,248      4,903
  Miscellaneous Interest Charges. . . . . . . . .       3,520      3,472      3,262      3,187      3,113
  Estimated Interest Element in Lease Rentals . .      85,000     82,700     82,600     79,700     79,300
       Total Fixed Charges. . . . . . . . . . . .    $158,692   $155,149   $150,153   $146,877   $150,683

Earnings:
  Net Income. . . . . . . . . . . . . . . . . . .    $157,502   $141,092   $157,153   $146,740   $ 96,628
  Plus Federal Income Taxes . . . . . . . . . . .      32,303     55,990     76,899     74,223     47,210
  Plus State Income Taxes . . . . . . . . . . . .       6,063      7,058      9,270      7,519      4,938
  Plus Fixed Charges (as above) . . . . . . . . .     158,692    155,149    150,153    146,877    150,683
       Total Earnings . . . . . . . . . . . . . .    $354,560   $359,289   $393,475   $375,359   $299,459

Ratio of Earnings to Fixed Charges. . . . . . . .        2.23       2.31       2.62       2.55       1.98
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